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[MINTZ LEVIN LOGO]

                                                            One Financial Center
                                                                Boston, MA 02111
                                                                    617-542-6000
                                                                617-542-2241 fax
                                                                   www.mintz.com

                                                                October 25, 2006


VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Filing Desk

         RE:      HAMPDEN BANCORP, INC.
                  Registration Statement on Form S-1, Filed September 15, 2006 File No. 333-137359

Ladies and Gentlemen:

     On behalf of Hampden Bancorp, Inc. ("Hampden" or the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 ("Amendment No. 1") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), initially filed with the Commission on September 15, 2006.

     Amendment No. 1 is being filed in response to comments contained in the letter dated October 18, 2006 from Mark Webb of the Staff (the "Staff") of the Commission's Division of Corporation Finance to Thomas R. Burton, the Company's President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

     We are delivering one courtesy copy of Amendment No. 1, marked to show the changes effected to the Registration Statement as initially filed, and one courtesy copy of this letter, to each of Mark Webb, Jonathan E. Gottlieb, Rebekah Moore and Kevin L. Vaughn of the Commission.


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     As a preliminary matter, we advise the Staff that Amendment No. 1, in addition to setting forth changes responsive to the Staff's comments, also revises and updates the Registration Statement, as more particularly set forth therein.

GENERAL

1.   COMMENT: Use no type smaller than the type used in most of the prospectus.

     RESPONSE: The Company has revised the prospectus contained in the Registration Statement in Amendment No. 1 to make the type consistent.

OUTSIDE FRONT COVER PAGE OF PROSPECTUS

2. COMMENT: Please comply with Item 501(b)(5) by highlighting the cross-reference to risk factors.

     RESPONSE: The Company has revised the outside front cover page of the prospectus in Amendment No. 1 to increase the font size of the cross-reference to risk factors.

3. COMMENT: Please delete the footnote to the table referring to a section of the prospectus. In addition, please delete, on the bottom of the page, the phone number and reference on how to subscribe to the offering.

     RESPONSE: The Company has revised the Registration Statement in Amendment No. 1 to delete the footnote to the table referring to a section of the prospectus and to delete, on the bottom of the outside front cover page of the prospectus, the phone number and reference on how to subscribe to the offering.

SUMMARY, PAGE 1

4. COMMENT: In the preamble, please state that the Summary highlights "material," not "selected" information.

     RESPONSE: The Company has revised the Registration Statement on page 1 of Amendment No. 1 to indicate what information is provided in the Summary in accordance with Item 503(a) of Regulation S-K.

HOW WE DETERMINED THE OFFERING RANGE, PAGE 4

5. COMMENT: Please revise the first sentence, on page 4, to explain that you determined the range of the number of shares based upon an offering price of ten dollars per share which equaled the appraised value. In addition, explain, in plain English, the term "pro forma market value" as you use it on page 4 and elsewhere.

     RESPONSE: The Company has revised the Registration Statement on page 4 of Amendment No. 1 to explain that the Company determined the range of the number of


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     shares based upon an offering price of ten dollars per share and the appraised value. In addition, the Company has revised the Registration Statement on page 4 of Amendment No. 1 to explain the term "pro forma market value."

6. COMMENT: Please disclose, on page 4, the material factors on which RP Financial based its appraisal instead of listing some of the factors that it considered "among others;"

     RESPONSE: The Company respectfully submits that it has been informed by RP Financial the factors specified on pages 4 and 5 of Amendment No. 1 constitute the material factors on which RP Financial based its appraisal. The Company has revised the Registration Statement on pages 4 and 5 of Amendment No. 1 to specify such material factors.

7.   COMMENT: Please revise the second paragraph on page 5 as follows:

     - revise the table on the top of page 5 to include the number of shares at the maximum as adjusted;

     - disclose the nature and extent of the "valuation adjustments" made by RP Financial to which you refer; and

     - disclose the characteristics that RP Financial used to determine that eleven publicly traded financial institutions were "comparable" to you.

     RESPONSE: The Company has revised the Registration Statement on pages 5 and 6 of Amendment No. 1 to (i) revise the table on the top of page 5 to include the number of shares at the maximum as adjusted, (ii) disclose the nature and extent of the "valuation adjustments" made by RP Financial, and
     (iii) disclose the characteristics that RP Financial used to determine that eleven publicly traded financial institutions were "comparable" to the Company.

8. COMMENT: Please revise the discussion relating to the table on page 6 as follows:

     - revise the table to include data for the third methodology price to assets;

     - revise the table to include data for you and other companies as of the same date (not June 30 for you and September 1 for the peer group); and

     - explain, in plain English, by how much your stock price of ten dollars would be more expensive or less expensive relative to the peer group.

     RESPONSE: The Company has revised the Registration Statement on page 7 of Amendment No. 1 to include in the table data for the ratio of price to assets of the peer group companies and of the Company.

          The Company also modified the table on page 7 of Amendment No. 1 to include a footnote clarifying that the earnings, book value and asset value used in calculating the ratios in the table for the peer group companies and the Company are based on financial statements for the 12 months ended June 30, 2006, each as reported in the quarterly and annual reports of the peer group companies filed with the Commission, and share prices as of September 1, 2006. The Company respectfully submits that the financial data


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     relating to earnings, book value and asset value used in calculating the ratios can only reasonably be provided based on the most recently financial information of the peer group companies available in reports filed with the Commission and on the most recently available financial statements of the Company. The Company respectfully submits that in calculating ratios using such historical financial data, the most relevant share price data is not the share price on the date of such financial statements (and notes that such data is not generally publicly available on the date of such financials) but rather share price information of a more recently available date. The Company has been informed by RP Financial, LC. that in the appraisal process, the date of the stock market prices, for the thrift industry and for the peer group in particular, is, for purposes of the appraisal provided to bank regulatory authorities, as of a date reasonably close to the filing date of the overall application and that the appraisal must reflect the most recent market pricing reasonably available. In the case of the appraisal prepared by RP Financial for the Company, the date of the stock prices for the peer group companies was September 1, 2006. The Company respectfully submits that the assumed $10 offering price is more like a share price at a recent date than a historical share price. Accordingly, the Company respectfully submits that its presentation of the ratios for earnings, book value and asset value appropriately utilize share price data of a recent date and financial data based on most recently published annual and quarterly reports of the Company and peer group.

          The Company respectfully submits that it could be misleading to investors to imply that our stock is more expensive or less expensive than the peer group company stocks. The Company has been informed by RP Financial that the average stock price of the peer group companies was $19.95 per share as of the September 1, 2006 pricing effective date. RP Financial has further informed the Company that in terms of the "value" of the Company's stock compared to the stock of the peer group companies, proper valuation methodology requires solely the use of pricing ratios, such as price-to-earning, price-to-book value and price-to-assets. Accordingly, the Company believes that it could be misleading to imply that the Company's $10.00 per share stock price in the offering stock, a standard offering price set by the board of directors of the Company, is less expensive than the average of the stock price of the peer group company stocks, which was $19.95 per share on September 1, 2006.

AFTER-MARKET PERFORMANCE OF MUTUAL-TO-STOCK CONVERSIONS, PAGE 7

9. COMMENT: Please revise the first paragraph of this section on page 7 as follows:

     - disclose, in the first sentence, the total number of mutual-to-stock conversions that were completed during the period;

     - explain the basis for your selecting these seven particular conversions out of all conversions during this period; and

     - using the same factors used in selecting the peer group, indicate which of the seven companies and conversions are "comparable" to you.

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     RESPONSE: The Company has revised the Registration Statement on page 8 of
     Amendment No. 1 to disclose, in the first sentence of the first paragraph, that the table sets forth all seven standard mutual-to-stock conversions that were completed during the period. The Company has informed us that mutual holding company conversions (in which a minority interest in a stock company is sold to the public) and second step conversions (in which a company that is partially public sells the remaining interests to the public) are not included in the table as those conversion transactions have different characteristics that the Company believes, after consulting with RP Financial, make them inappropriate for comparisons to standard mutual-to-stock conversions.

          With respect to the Staff's request that the Company indicate which of the seven companies and conversions are "comparable" to the Company, the Company has been informed by RP Financial that: The appraisal process required by regulation utilizes a number of valuation perspectives, including a review of recently converted companies. However, the appraisal methodology focuses on the selection of a peer group and the application of valuation adjustments relative to aggregate financial information for such peer group. To cite financial data for any particular member of such peer group or an entity that would fit such criteria is not part of the appraisal process and doing so would be inconsistent with the regulatory appraisal guidelines. Further, as market conditions and stock price change considerably in short time frames, to cite performance for any company that may fit peer group criteria would be misleading.

          Accordingly, the Company respectfully submits that it would be inappropriate for the Company to comment on which of the seven peer group companies are "comparable" to the Company.

10.  COMMENT: Please revise the table on page 7 as follows:

     - disclose in a footnote for each respective company any transaction out of the ordinary course of business undertaken by any of the seven companies in connection with the conversion or thereafter;

     - disclose in a footnote for each respective company whether it undertook a two step conversion, and if so the date of the second step;

     - revise the last two lines of the table to clarify that the average and median data are only for the seven conversions that you selected;

     -    disclose aggregate data for all conversions during this period; and

     - disclose the number of conversion during this period whose stock did not appreciate.

     RESPONSE: The Company has revised the table in the Registration Statement on page 8 of Amendment No. 1 to disclose in a footnote for each respective company any transaction of which it is aware out of the ordinary course of business undertaken by any of the seven companies in connection with the conversion or thereafter.

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          The Company notes that no disclosure has been made as to second step conversions, as all conversions in the table were standard conversions.

          The Company has revised the table in the Registration Statement on page 8 of Amendment No. 1 to revise the last two lines of the table to clarify that the average and median data are only for the seven standard conversions that occurred between January 1, 2005 and September 1, 2006. The Company has not revised the disclosure to specify whether any of the conversions identified in the table were second step conversions as the Company believes this will be clearly discernible from the disclosure that all conversions of the peer group companies were standard conversions.

          With respect to the Staff's request that the Company disclose aggregate data for all conversions during the specified period and the number of conversion during this period whose stock did not appreciate, the Company respectfully submits that pricing data relating to second step and mutual holding company conversions are not appropriate for inclusion in the table as those conversion transactions have different characteristics that the Company believes, after consulting with RP Financial, make them inappropriate for comparisons to standard conversions.


11. COMMENT: Please revise your description of the table as disclosing data for "companies that only recently completed their initial public offerings" to clarify that this table only includes data for seven of many companies that undertook conversions during this period.

     RESPONSE: The Company has revised the Registration Statement on page 8 of Amendment No. 1 to revise the first sentence before the table to reflect that all seven standard conversions which occurred during the specified period are included in the table.

WE WILL FORM THE HAMPDEN BANK CHARITABLE FOUNDATION, PAGE 10

12. COMMENT: Please disclose who will serve on the Board and who will control voting of the five percent interest.

     RESPONSE: The Company has revised the Registration Statement on page 11 of Amendment No. 1 to disclose that Thomas R. Burton, Robert A. Massey, Eddie Wright, Lynn Bunce and Nancy Mirkin will serve on the board of directors of the Hampden Bank Charitable Foundation. The Company has also revised the Registration Statement on page 12 of Amendment No. 1 to disclose that all shares of common stock held by Hampden Bank Charitable Foundation will be voted in the same ratio as all other shares of the common stock on all proposals considered by stockholders of the Company. This disclosure is set forth on page 127 of Amendment No. 1.


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BENEFITS OF THE CONVERSION TO MANAGEMENT, PAGE 11

13. COMMENT: Please summarize in one paragraph, using bullet points, all of the benefits that your officers and directors will receive, directly and indirectly, immediate and long term, comparing the type of benefit before the conversion with the benefit after the conversion. Please disclose the aggregate amount of benefits. Please summarize the costs to you of these benefits.

     RESPONSE: The Company has revised the Registration Statement on pages 12 and 13 of Amendment No. 1 to summarize in one location, the benefits that the Company's officers and directors will receive, directly and indirectly, immediate and long term, and identifying pre-conversion material benefits that will no longer be available after the conversion. In order to present a clearer picture of total benefits of the conversion to management, the Company has revised the Registration Statement to include a table immediately following this summary that aggregates the number and value of shares that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options expected to be available under the equity incentive plan and a table that summarizes the costs of these benefits.

PURCHASES BY DIRECTORS AND EXECUTIVE OFFICERS, PAGE 20

14. COMMENT: Please state, if true, that the purchases by directors and officers will be for investment purposes.

     RESPONSE: On the basis of the restrictions on resale on securities purchased by the officers and directors imposed by the Massachusetts Commissioner of Banks and the Federal Reserve Board, which prohibit officers and directors from selling securities of the Company for a period of one year without the written approval of the Massachusetts Commissioner of Banks and the Federal Reserve Board, as described on page 124 of Amendment No. 1, the Company believes that all purchases by officers and directors will be for investment purposes.

STOCK INFORMATION CENTER, PAGE 22

15. COMMENT: Please delete the last clause of the next-to-last sentence on page 22 and the words "and make no representation as to the accuracy of," in the last sentence.

     RESPONSE: The Company has revised the Registration Statement on page 24 of Amendment No. 1 to make the requested changes.

LIQUIDITY RISK MANAGEMENT, PAGE 56

16. COMMENT: You indicate in Note 3 of your Financial Statements that your unrealized losses on debt securities are not other than temporary because the securities are issued by the Federal Government and its agencies and you have the intent and ability to hold the debt securities for the foreseeable future. On page 56, you state that your investment securities are classified as available for sale to provide for flexibility in liquidity management and on page 75, you also state that you classify these securities as


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     available for sale to satisfy regulatory and operational liquidity needs.
     Therefore, please revise your disclosures to clarify that these securities are not available for liquidity purposes in the near term, and disclose the how long you anticipate that these securities will remain in an unrealized loss position and therefore not available for liquidity purposes.

     RESPONSE: As noted in Note 3 of the Company's financial statements in the Registration Statement, the Company holds debt securities as available for sale and these securities are issued by government-sponsored enterprises. Accordingly, the Company believes that the unrealized losses in the portfolio are related to interest risk as opposed to credit risk. The Company, in following the guidance in Financial Accounting Standards Board statement No. 115 and EITF 03-01, determined that the unrealized losses were not other than temporary. The Company also states that it intends to and believes that it is able to hold those securities for the foreseeable future. Therefore, the unrealized losses on those debt securities are classified as not other than temporary. Although the Company intends to and believes it is able to hold such debt securities for the foreseeable future, there is no contractual or regulatory prohibition on the sale of such debt securities classified as available for sale. As a result, it is not inconsistent that the Company does not expect that the sale of such debt securities for liquidity purposes would be necessary in the foreseeable future even though such securities are available for sale. Accordingly, the Company respectfully submits that the disclosure in Amendment No. 1 on pages 58 and 77 and in Note 3 to the financial statements appropriately reflects the status of the debt securities as available for liquidity purposes and the Company's intent and expectation that the debt securities will not be sold for the foreseeable future.

HOW WE DETERMINED THE OFFERING RANGE AND THE $10.00 PURCHASE PRICE, PAGE 110

17. COMMENT: Please provide more detail, in the second full paragraph on page 111, regarding the peer group including but not limited to, addressing comments issued regarding the summary of this section on page 4 and the following:

     -    identify the companies that compose the peer group;

     - provide more detail regarding the selection and characteristics of the peer group, including how long they have been public, their geographic locations, the extent to which their stock is publicly traded and the extent to which is owned by depositors, borrowers and management; and

     - disclose the range of each of the five characteristics (instead of the average) and compare with the pro forma results of the company to each.

     RESPONSE: The Company has revised the Registration Statement on pages 112 and 113 of Amendment No. 1 to (i) identify the companies that compose the peer group, (ii) provide more detail regarding the selection and characteristics of the peer group, including how long they have been public, their geographic locations and the extent to which their stock is publicly traded, and (iii) add a table that discloses the range of each of the five characteristics (instead of the average) and compares the pro forma results of the Company to each.


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          The Company respectfully submits that it is unable to calculate the amount of stock of the peer group companies that is owned by depositors, borrowers and management because that information is not publicly available.

18. COMMENT: Please provide more analysis of the table on page 112 including, but not limited to, the following:

     - provide analysis, in the last paragraph on page 111, of the minimum, midpoint and maximum not just the maximum;

     -    disclose the results of the third analysis;

     - reconcile your statement on page 111 that the appraisal did not consider one valuation approach to be more important than the other" with your statement, in the second full paragraph on page 5, that RP Financial "placed greatest emphasis" on two approaches;

     - explain why you used data from different dates (earnings and book value of June 30 but stock prices as of September 1); and

     - discuss in detail the "valuation adjustments to which you refer in the second full paragraph on page 5."

     RESPONSE: The Company has revised the Registration Statement on pages 113 and 114 of Amendment No. 1 to provide more analysis of the table on page 113 including to (i) provide analysis, in the last paragraph on page 113, of the minimum, midpoint and maximum, (ii) disclose the price-to-assets ratio results for the Company and peer group companies, (iii) reconcile the statement on page 112 that the appraisal did not consider one valuation approach to be more important than the other" with the statement, in the second full paragraph on page 5, that RP Financial "placed greatest emphasis" on two approaches, (iv) explain why the Company used different dates and (v) provide details on the valuations adjustments to which are referenced in the second full paragraph on pages 112 and 113.

CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DERIVATIVE FINANCIAL INSTRUMENTS, PAGE F-9

19. COMMENT: You disclose that you would use an interest rate swap to convert a portion of your variable rate mortgage loans to a fixed rate, but it is not clear whether you have actually entered into any such hedging relationships. Please revise to clarify whether you have any cash flow hedges and if so, provide the applicable disclosures required by SFAS 133.

     RESPONSE: The Company has revised the Registration Statement on page F-10 of Amendment No. 1 to remove the portion of the sentence that discusses using the interest


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     rate swap to convert a portion of the Company's variable rate mortgage loans to a fixed rate.

5. PREMISES AND EQUIPMENT, PAGE F-18

20. COMMENT: Please revise to disclose your basis for selecting 5 years as the period over which to depreciate certain of your buildings.

     RESPONSE: The Company has revised the table in Note 5 to the Company's financial statement in the Registration Statement on page F-18 of Amendment No. 1 to indicate that the range of useful lives of 5 to 39 years applies to buildings and improvements rather than buildings. The Company has informed us that it generally depreciates building improvements over 5 years.

13. ON BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, PAGE F-25

21. COMMENT: We note that you utilize interest rate swaps to hedge a portfolio of certificates of deposit. Based on your disclosure on page F-25 it appears that you are using the shortcut method to assess hedge effectiveness. Please explain to us how you considered the guidance in DIG Issue E10 with respect to your application of the shortcut method to these portfolio hedges. Specifically clarify whether the notional amount of the interest rate swap equals the aggregate notional amount of the portfolio of deposits and clearly explain how you determined that the requirements of paragraph 68 of SFAS 133 have been met with respect to the interest rate swap and each individual certificate of deposit in the portfolio.

     RESPONSE: The Company has revised the Registration Statement on pages 61 and F-25 to remove the statement that the interest rate swap agreements have no impact on the income statement. The Company has informed us that it does not use the shortcut method and believes that this was incorrectly implied through this statement.

                                      * * *

In connection with responding to the Staff's comments, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses and the related revisions to Amendment No. 1 will be acceptable to the Staff. We thank you for your time and attention. Please do not hesitate to call Mark



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Chamberlin or me at (617) 542-6000 with any questions regarding Amendment No. 1 or this letter and kindly fax a copy of any written comments to the following parties:

R. Mark Chamberlin                                     Thomas R. Burton
Sahir C. Surmeli                                       Hampden Bancorp, Inc.
Mintz, Levin, Cohn, Ferris, Glovsky                    19 Harrison Avenue
   and Popeo, P.C.                                     P.O. Box 2048
One Financial Center                                   Springfield, MA 01102
Boston, MA  02111                                      (413) 452-5140
(617) 542-6000                                         FAX:  (413) 746-1018
FAX:  (617) 542-2241

Thank you for your assistance.

                                                       Very truly yours,

                                                       /s/ Sahir C. Surmeli
                                                       -----------------------
                                                       Sahir C. Surmeli


cc:      SECURITIES AND EXCHANGE COMMISSION
                  Mark Webb
                  Jonathan E. Gottlieb
                  Rebekah Moore
                  Kevin L. Vaughn
         HAMPDEN BANCORP, INC.
                  Thomas R. Burton
                  Robert A. Massey
                  Craig Kaylor
         MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                  R. Mark Chamberlin
                  Garrett M. Winslow
         NUTTER MCLENNEN AND FISH LLP
                  Michael K. Krebs
                  Michelle L. Basil
         KEEFE, BRUYETTE AND WOODS, INC.
                  Patricia A. McJoynt



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